Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Q2 Holdings, Inc. (“Q2”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.0001 per share (the “common stock”).
DESCRIPTION OF COMMON STOCK
The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our fifth amended and restated certificate of incorporation (the “certificate of incorporation”) and our amended and restated bylaws each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.
General
Under the certificate of incorporation, Q2 is authorized to issue up to 150 million shares of common stock with a par value of $0.0001 per share and up to 5 million shares of preferred stock with a par value of $0.0001 per shares (the “preferred stock”). The shares of common stock currently outstanding are fully paid and nonassessable. No shares of preferred stock are currently outstanding. The board of directors has the authority to repeal, alter or amend the bylaws or adopt new bylaws, subject to certain limitations set forth in the bylaws.
No Preemptive, Redemption or Conversion Rights
The common stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of common stock have no preemptive rights to maintain their percentage of ownership in future offerings or sales of stock of Q2.
Voting Rights
Holders of shares of common stock have one vote per share in all elections of directors and on all other matters submitted to a vote of stockholders of Q2. Holders of shares of common stock do not have cumulative voting rights.
Board of Directors
At our 2019 annual meeting of stockholders our stockholders approved an amendment to our certificate of incorporation to eliminate our previously existing classified board of directors. Prior to such amendment, we had a classified board of directors, divided into three classes, with each class elected every three years. As amended at our 2019 annual meeting of stockholders, our certificate of incorporation provides that the declassification of our board of directors will be phased in so that it will not affect the unexpired term of any director elected before our 2020 annual meeting. Directors elected prior to the effectiveness of the amendment who are nominated for re-election will stand for election for one-year terms once their then-current terms expire. This means that directors whose terms expire at the 2020 and 2021 annual meetings of stockholders will be elected for one-year terms, and beginning with our 2022 annual meeting of stockholders, all directors will be elected for one-year terms at each annual meeting of stockholders. Our bylaws establish that the size of the whole board of directors shall be 8, or as otherwise fixed from time to time by a duly adopted resolution of the board of directors.
Anti-Takeover Provisions in Our Certificate of Incorporation and Bylaws
Certain provisions of our certificate of incorporation and bylaws could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These anti-takeover provisions included in our certificate of incorporation and bylaws are described in the subsection entitled "Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock" in Item 1A (Risk Factors) in the Annual Report on Form 10-K to which this description is an exhibit.
No Action by Stockholder Consent
The certificate of incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of Q2 from being taken by the written consent of stockholders without a meeting.

Power to Call Special Stockholder Meeting
Under Delaware law, a special meeting of stockholders may be called by our board of directors or by any other person authorized to do so in the certificate of incorporation or bylaws. Pursuant to our bylaws, special meetings of the stockholders may be called, for any purpose or purposes, by our board of directors, the Chairman of our board of directors or our Chief Executive Officer at any time.
Dividend Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive dividends, if any, as and when declared, from time to time, by our board of directors out of funds legally available therefor.
Liquidation, Dissolution or Similar Rights
Subject to the preferences applicable to any outstanding shares of preferred stock, upon liquidation, dissolution or winding up of the affairs of Q2, the holders of common stock will be entitled to participate equally and ratably, in proportion to the number of shares held, in the net assets of Q2 available for distribution to holders of stock of Q2.